BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

June 23, 2020

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	TP Flexible Income Fund, Inc.

File No. 333-230251

Dear Ms. Fettig and Ms. Rossotto:

On behalf of TP Flexible Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 29, 2020 and June 9, 2020, as well as the oral legal comments provided by the Staff on May 15, 2020, in both cases regarding the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-230251) filed on April 1, 2020 (the “Registration Statement”), the Company’s Form 10-K for the year ended June 30, 2019, filed on September 27, 2019 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended March 31, 2020 filed on May 15, 2020 (the “Form 10-Q”). The Company will file a revised version of its Registration Statement responding to the comments from the Staff to the Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

Registration Statement

Accounting Comments

1.                  Please confirm that the next amendment to the Registration Statement that the Company files will contain the Company’s financial statements for the quarter ended March 31, 2020.

Response: The Company so confirms.

2.                  In the fee table on page 25 of the Registration Statement, please confirm that the amount for Total Annual Expenses is correct.

Response: The Company will amend the Registration Statement to provide the correct amount.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 23, 2020

3.                  Footnote 6 to the Fees and Expenses appears to have been drafted as a footnote to the expense example. Please revise and update as appropriate.

Response: The Company will correct the language of footnote 6 in its amendment to its Registration Statement.

4.                  Please revise the references to “pro forma” as appropriate in footnote 10 to the Fees and Expenses table.

Response: The Company will revise its disclosure accordingly in its amendment to the Registration Statement.

5.                  In the Portfolio Company table included on page 110 of the Registration Statement, please include the disclosure required by Item 8.6(a)(3) of Form N-2 to include the percentage of class of the securities of the portfolio companies held by the Company.

Response: The Company will revise its disclosure accordingly in its amendment to the Registration Statement.

6.                  Please include in the Registration Statement the disclosure contained in the Form 10-Q regarding the potential effects of the COVID-19 pandemic on the Company’s CLO investments.

Response: The Company will revise its disclosure accordingly in its amendment to the Registration Statement.

Legal Comments

7.                  Please include additional disclosure regarding the COVID-19 pandemic and the effects of the pandemic on the Company’s operations and financial condition.

Response: The Company will revise its disclosure accordingly in its amendment to the Registration Statement.

8.                  Please explain the reasons for the increases in the fees and expenses as reflected in the registration statement.

Response: The increases in the fees and expenses as reflected in the registration statement are primarily attributable to increased leverage. In the Company’s Form N-2 that was declared effective on September 26, 2019, the Company assumed borrowings on 25% of the net asset value. The current amendment assumes borrowings of 42% of projected net assets. This increase resulted in increases in both interest expense as well as increases in the management fee as a percentage of net assets. The Company has also increased its investments in CLOs, resulting in increases acquired fund fees. Finally, the “other expenses” as reflected in the fees and expenses table were previously based on estimates but are now based on the Company’s actual run rates which were slightly higher than were previously anticipated.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 23, 2020

9.                  To the extent the Company utilizes special purpose vehicles (SPVs) formed in the Cayman Islands or other similar foreign jurisdictions, please include additional disclosure regarding these SPVs.

Response: The Company advises the Staff that it does not utilize SPVs formed in the Cayman Islands or other similar foreign jurisdictions.

Form 10-K

10.              Please update the Company’s fidelity bond filing as required by Rule 17g-1 of the Investment Company Act of 1940 and confirm that the Company has a fidelity bond in place.

Response: The Company filed its fidelity bond on May 4, 2020 and confirms to the Staff that is has maintained an adequate fidelity bond.

11.              In the Management’s Discussion and Analysis (MD&A) section of the Form 10-K, under the heading Portfolio and Investment Activity, please discuss whether any consideration was given to disclosing the effects of repositioning of the Company’s investments as a result of the merger.

Response: The Company will include this disclosure in its amendment to the Registration Statement and in its future filings.

12.              In the MD&A section of the Form 10-K, under the heading Portfolio Holdings and Investment Activity, please include disclosure of the weighted average yield of the Company’s entire portfolio.

Response: The Company will include this disclosure in its amendment to the Registration Statement and in its future filings.

13.              In the MD&A under the heading Results of Operations, please include additional disclosure regarding the effects of any unusual or infrequent events or transactions (such as the merger) as required by Item 303(a)(3) of Regulation S-K.

Response: The Company will include this disclosure in its amendment to the Registration Statement and in its future filings.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 23, 2020

14.              For future filings, please include additional disclosure regarding the impact of fee income so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting, which states:

“The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.”

Response: The Company will add additional disclosure for future filings.

15.              In the MD&A under the heading Asset Coverage please discuss why the discussion of senior securities was not updated to June 30, 2019 when the Company did have senior securities outstanding as of that date.

Response: This was an error and the appropriate information was included in footnote 12 of the financial statements. The Company will include this disclosure in its future filings.

16.              The Report of the Independent Registered Public Accounting Firm on page 82 of the Form 10-K references, in the first paragraph, “the changes in its net and its cash flows…” Please confirm whether this language is correct or if it contains a typographical error.

Response: The Company notes this is a typographical error.

17.              In the Schedule of Investments included in the Form 10-K, please identify any securities included that are restricted securities as required by footnote 8 of Rule 12-12 of Regulation S-X.

Response: The Company will include this disclosure in its future filings.

18.              In Note 11 to the financial statements for the year ended June 30, 2019, please include disclosure of the average dollar amount of borrowings and average interest rates as required by Rule 6-07(3) of Regulation S-X.

Response: The Company will include this disclosure in its future filings.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 23, 2020

19.              Please include disclosure consistent with FASB ASC 825-10-50 that requires that if the fair value option is not elected for any of the Company’s liabilities, it should still disclose the fair value thereof in the notes to its financial statements.

Response: The Company will include this disclosure in its future filings.

20.              Please discuss the reasons for the omission of the introductory language in item 4(c) in the certifications of the Company’s Chief Executive Officer and Chief Financial Officer included as Exhibits to the Form 10-K.

Response: The introductory language was omitted due to an error. The Company filed a Form 10-K/A on June 19, 2020 that contained the correct certifications.

21.              Please discuss why the supplementary financial information required by Item 302 of Regulation S-K was omitted from the Form 10-K.

Response: The Company notes that such information was not included because it could be confusing to readers due to the Merger and the periods not being comparable as a result of PWAY being the accounting survivor in the Merger. The Company will include this disclosure in its future filings.

Form 10-Q

22.               Reference is made to the disclosure on page 25 of the Form 10-Q which states that “any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense.” Please include additional disclosure that to the extent the Company books accruals for any such reimbursements, such accruals shall be booked in accordance with GAAP.

Response: The Company will include this disclosure in its amendment to its Registration Statement and in its future filings.

23.              In footnote 1 to the table included on page 37 of the Form 10-Q, please include more detailed disclosure regarding the reasons transfer of assets into and out of Level 3.

Response: The Company will include this disclosure in its future filings.

* * * * *

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

June 23, 2020

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Ms. Cynthia Beyea at (202) 383-0472.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.